UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

Asia Special Situation Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G0538M105
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

032080.0003 EAST 7937446 v5

CUSIP No.	G0538M105

1. Name of Reporting Person	Loeb Arbitrage Management, LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	120,443

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	120,443

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	120,443

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	0.86%

12. Type of Reporting Person	IA

CUSIP No.	G0538M105

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	786,819

6. Shared Voting Power	-0-

7. Sole Dispositive Power	786,819

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	786,819

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	5.62%

12. Type of Reporting Person	PN

CUSIP No.	G0538M105

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	77,093

6. Shared Voting Power	-0-

7. Sole Dispositive Power	77,093

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	77,093

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	0.55%

12. Type of Reporting Person	CO

Item 1(a).	Name of Issuer

Asia Special Situation Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House, South Church Street George Town, Grand Cayman, Cayman Islands

Item 2(a).	Name of Person(s) Filing

Loeb Arbitrage Management, LLC (“LAM”) Loeb Arbitrage Fund (“LAF”) Loeb Offshore Fund Ltd. (“LOF”)

Item 2(b).	Address of Principal Business Office

All filing person(s) and associated investment advisors referenced herein are located at: 61 Broadway, 24th Floor New York, NY 10006

Item 2(c)	Citizenship or Place of Organization

LAM is a limited liability company organized under the laws of the State of Delaware.

LAF is a limited partnership organized under the laws of the State of New York

LOF is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number:

G0538M105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

LAM is a registered investment adviser.  LAM may invest on behalf of itself and clients for which it has investment discretion.

LAF’s general partner is Loeb Arbitrage Management, LLC.

LOF’s registered investment advisor is Loeb Offshore Management, LLC (“LOM”), a Delaware limited liability company.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT, LLC

Date: November 9, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: November 9, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE FUND LTD.

Date: November 9, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President